The Ryland Group, Inc.

24025 Park Sorrento

Suite 400

Calabasas, CA 91302

818-223-7510 Tel

818-223-7640 Fax

www.ryland.com

August 4, 2009

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Ryland Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 17, 2009
Form 8-K Filed on June 25, 2009
File No. 1-8029

Dear Mr. O’Brien:

On behalf of The Ryland Group, Inc. (the “Company”), I am writing in response to your letter dated July 24, 2009, which sets forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s additional comments are reproduced below in italics together with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 16

Results of Operations, page 16

1.   We note your response to comment 6 in our letter dated May 29, 2009, in which you provide a general explanation regarding compliance with Item 303(A)(3)(ii) of Regulation S-K as your reason for presenting the non-GAAP measures in question.  However, it remains unclear how you determined that the presentation of these non-GAAP measures (e.g., housing gross profit margins, excluding inventory and joint venture valuation adjustments and write-offs and SG&A expenses as a percentage of revenue excluding severance, relocation, model abandonment costs, and goodwill impairment) is consistent with the guidance in Item 10(e)(l)(ii) of Regulation S-K, as the items that have been excluded from the GAAP measure have occurred in more than one reporting period.  As previously requested, please tell us how you determined these measures comply with the guidance in Item 10(e)(l)(ii) of Regulation S-K or remove the presentation of the non-GAAP measure in future filings.  If you believe the presentation of these non-GAAP measures is consistent with the guidance, please provide the disclosures required by Item 10(e) of Regulation S-K and discussed in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Please note that these disclosures should be company-specific rather than general in nature.  Include an example of your proposed future disclosure in your response.

Response:

The Company believes the adjusted gross margin and SG&A non-GAAP measures presented in the Form 10-Q were informative to investors.  However, the Company will omit these non-GAAP measures from the future periodic filings in response to the comment.  The removal of the presentation of the non-GAAP measures in future filings is noted as an option in the third sentence above.  If the Company includes these measures in press releases, it will follow the requirements of Regulation G.

Critical Accounting Policies, page 30

Inventory Valuation, page 31

2.   We note the disclosures you intend to include in future filings in response to comment 10 in our letter dated May 29, 2009.  Specifically, we note that you intend to disclose the number of communities impaired and the total communities by reportable segment for each period presented.  In future filings, please also disclose the number of projects that you tested for impairment in accordance with SFAS 144 (i.e., estimated the undiscounted cash flows to compare to the carrying value) by reportable segment during each period presented.  As previously noted, we believe this disclosure will provide investors with a better understanding of the impairment charges you have recognized during each period presented.

Response:

The Company tests all projects on a quarterly basis for impairment and will disclose this clearly in the MD&A in future filings.

3.   Regarding the disclosures you intend to include in future filings that are to provide investors with an understanding of the material assumptions used to estimate undiscounted cash flows, it is unclear how this disclosure adequately explains to investors the material considerations and inputs that are evaluated to estimate undiscounted cash flows for each community.  In future filings, please provide a more comprehensive discussion of these considerations and inputs to allow investors to better understand how management arrived at the estimated undiscounted cash flows.  Further please also provide investors with a better understanding as to how management develops the discount rates used for each community.  Please provide us with the disclosure you intend to include in future filings.  Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company will expand its “Inventory Valuation” policy and “Housing Inventories” footnote disclosure in future filings as follows:

Housing inventories consist principally of homes under construction; land under development and improved lots; and inventory held-for-sale.  Inventory includes land and development costs; direct construction costs; capitalized indirect construction costs; capitalized interest; and real estate taxes.  The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.  Interest and taxes are capitalized during active development and construction.  Inventories to be held and used are stated at cost unless a community is determined to be impaired, in which case the impaired inventories are written down to fair value.  Inventories held-for-sale are stated at the lower of cost or fair value less cost to sell.

In accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” inventory is reviewed for potential write-downs on an ongoing basis.  SFAS 144 requires that, in the event that impairment indicators are present and undiscounted cash flows indicate that the carrying amount of an asset is not recoverable, impairment charges are required to be recorded if the fair value of such assets is less than their carrying amounts.  The Company reviews all communities, on a quarterly basis, for changes in events or circumstances indicating signs of impairment. Examples of events or changes in circumstances include, but are not limited to: price declines resulting from sustained competitive pressures; a change in the manner in which the asset is being used; a change in assessments by a regulator or municipality; cost increases; the expectation that more likely than not an asset will be sold or disposed of significantly before the end of its previously estimated useful life; or the impact of local or macro economic conditions such as employment or housing supply on the market for a given product. Signs of impairment may include, but are not limited to: very low or negative profit margins; the absence of sales activity in an open community; and/or significant price differences for comparable parcels of land held-for-sale.

If it is determined that the indicators of impairment exist in a community, undiscounted cash flows are prepared at a community level based on expected pricing, sales rates, construction, local municipality fees, warranty, closing, carry, selling, overhead, and any other related costs, or similar assets are analyzed to determine if the realizable value of assets held are less than the respective carrying amounts.  In order to determine the assumed sales prices included in cash flow models, the Company analyzes the historical sales prices on homes delivered in the community and other communities in the geographic area, as well as sales prices included in its current backlog for such communities.  In addition, it analyzes market studies and trends, which generally include statistics on sales prices in neighboring communities and sales prices of similar products in non-neighboring communities in the same geographic area.  In order to estimate costs to build and deliver homes, the Company generally assumes a cost structure reflecting contracts currently in place with vendors adjusted for any anticipated cost reduction initiatives or increases in cost structure.  The Company’s analysis of these communities generally assumes current pricing equal to current sales orders for particular or comparable communities.  For a minority of communities that the Company does not intend to operate for an extended period or whose operating life extends beyond several years, slight increases over current sales prices are assumed in later years.  Once impaired, the Company’s determination of fair value and new cost basis is primarily based on discounting the estimated cash flows at a rate commensurate with inherent risks that are associated with assets.  Discount rates used generally vary from 19 percent to 30 percent depending on market risk, the size or life of a community, and development risk.  Due to the fact that estimates and assumptions included in cash flow models are based on historical results and projected trends, they do not anticipate unexpected changes in market conditions that may lead to additional impairment charges in the future.

Valuation adjustments are recorded against homes completed or under construction, land under development and improved lots when analyses indicate that the carrying values are greater than the fair values.  Write-downs of impaired inventories to fair value are recorded as adjustments to the cost basis of the respective inventory.  Valuation reserves related to impaired inventories amounted to $491.2 million and $445.2 million at June 30, 2009 and December 31, 2008, respectively.  The net carrying values of the related inventories amounted to $336.1 million and $378.6 million at June 30, 2009 and December 31, 2008, respectively.  Inventory costs include direct costs of land and land development; material acquisition; and home construction expenses.  The costs of acquiring and developing land and constructing certain related amenities are allocated to the parcels to which these costs relate.  Management believes its processes are designed to properly assess the market and carrying values of assets.

Consolidated Balance Sheets, page 35

4.   We note your response to comment 12 in our letter dated May 29, 2009.  Please clarify whether the $30 million of restricted cash representing compensating balances for your letters of credit is legally restricted.  If the $30 million is legally restricted, please separately present the restricted cash from cash and cash equivalents in future filings.  Please refer to Rule 5-02.1 of Regulation S-X for guidance.

Response:

The Company will separately present restricted cash balances in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 68

5.   We note your response to our prior comment 16.  Please file the complete copies of the omitted exhibits, including the omitted schedules and exhibits, with your next Exchange Act report.

Response:

The Company will file complete copies of the aforementioned exhibits with the next periodic report.

Form 8-K filed on June 25, 2009

6.   Your disclosure indicates that you have entered into new secured letter of credit arrangements with the three banks that issued the outstanding letters of credit under your recently terminated Credit Agreement.  With respect to the new secured letter of credit arrangements, please tell us why you did not file information pursuant to Item 1.01 of Form 8-K.

Response:

The Company determined that the new secured letter of credit arrangements between the Company and the three banks that issued the outstanding letters of credit were made in the ordinary course of the Company’s business and were not “material definitive agreements” as defined in Item 1.01 (b) of Form 8-K.  The letters of credit support obligations arising in the ordinary course of the Company’s homebuilding operations.  Additionally, in reviewing Regulation S-K, Item 601(b)(10)(ii) which states that “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories…,” the Company determined that the secured letter of credit arrangements are contracts which ordinarily accompany our business as a homebuilder.  The letters of credit issued pursuant to these arrangements support the ordinary course of the acquisition and development of our land inventory as well as other obligations ordinarily associated with the conduct of our homebuilding business.  In reviewing the exceptions to Item 601(b)(10)(ii), the Company determined that none of the exceptions was applicable to the secured letter of credit arrangements, including exception (B) because these are not “contracts upon which (the Company’s) business is substantially dependent.”  Therefore, the Company was not required to file the information required by Item 1.01 of Form 8-K.

* * * *

As requested by the Staff, the Company hereby acknowledges the following:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff  comments do not foreclose the Commission from taking any action with respect to the filing, and

•    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Gordon A. Milne, Executive Vice President and Chief Financial Officer of the Company, by telephone at (818) 223-7510 or by fax at (818) 223-7640.

Thank you for your attention.

Sincerely,

/s/ Gordon A. Milne
Gordon A. Milne
Executive Vice President and
Chief Financial Officer